Exhibit (a)(11)




           ROYAL PHILIPS ELECTRONICS EXTENDS $17 PER SHARE CASH
                     TENDER OFFER FOR VLSI TECHNOLOGY

SUNNYVALE, CA, April 2, 1999 - Royal Philips Electronics (NYSE:PHG) today announced that it is extending the expiration date of its $17.00 per share cash tender offer to acquire all of the outstanding shares of VLSI Technology, Inc. (NASDAQ:VLSI) to 12:00 midnight, New York City time on Friday, April 16, 1999, unless the tender offer is further extended. Approximately 144,244 shares of VLSI's common stock have been validly tendered and not withdrawn pursuant to the tender offer. The tender offer was scheduled to expire at 12:00 midnight, New York City time, on April 1, 1999.

On March 5, 1999, Philips commenced a tender offer for all outstanding shares of VLSI at a price of $17.00 per share in cash. The offer represents a 58% premium to VLSI's closing price of $10.75 per share on February 25, the last trading day prior to disclosure of Philips' letter to the VLSI Board of Directors offering to acquire VLSI for $17.00 per share.

                                   # # #


Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of US$33.9 billion in 1998. It is a global leader in color television sets, lighting, electric shavers, color picture tubes for televisions and monitors, and one-chip TV products. Its 233,700 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, medical systems, business electronics, and IT services (Origin). Philips is quoted on the NYSE, London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com.


Contacts:
      Jodi Guilbault                      George Sard/David Reno
      Philips Semiconductors              Sard Verbinnen & Co
      408/991-2332                        212/687-8080
      Jodi.Guilbault@sv.sc.philips.com
      www.semiconductors.philips.com





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               CERTAIN INFORMATION CONCERNING PARTICIPANTS


      The entities and individuals named below may be deemed to be participants in the solicitation of consents by KPE Acquisition Inc. (the "Purchaser"), an indirect wholly owned subsidiary of Koninklijke Philips Electronics N.V. ("Royal Philips"), to remove and replace the board of directors of VLSI Technology, Inc. ("VLSI") in connection with the Purchaser's tender offer (the "Offer") for the shares of common stock (the "VLSI Shares") of VLSI. The participants in this solicitation may include the Purchaser; the directors of Purchaser (William E. Curran and Guido R.C. Dierick); the non-director executive officer of Purchaser (Belinda Chew); Royal Philips; and the directors and executive officers of Royal
Philips: Cor Boonstra (President and Chief Executive Officer and Chairman of the Board of Management and Group Management Committee), Dudley G. Eustace (Executive Vice-President and Vice-Chairman of the Board of Management and the Group Management Committee), Jan H.M. Hommen (Executive Vice-President, Member of the Board of Management and the Group Management Committee and Chief Financial Officer), Adri Baan (Executive Vice-President, Member of the Board of Management and the Group Management Committee and Chairman of the Consumer Electronics Division), Y.C. Lo (Executive Vice-President and Member of the Board of Management and the Group Management Committee), Arthur P.M. van der Poel (Executive Vice-President, Member of the Board of Management and the Group Management Committee and Chairman of the Semiconductors Division), John W. Whybrow (Executive Vice-President, Member of the Board of Management and the Group Management Committee and Chairman of the Lighting Division), R. Pieper (Executive Vice-President and Member of the Board of Management and the Group Management Committee), Ad H.A. Veenhof (Member of the Group Management Committee and Chairman of the Domestic Appliances and Personal Care Division), Kees Bulthuis (Member of the Group Management Committee and Senior Managing Director of Corporate Research), J. M. Barella (Member of the Group Management Committee and Chairman of the Medical Systems Division), A.B. Bok (Member of the Group Management Committee and Chairman of the Business Electronics Division ), G.J. Kleisterlee (Member of the Group Management Committee and Chairman of the Components Division), J.P. Oosterveld (Member of the Group Management Committee and Senior Director of Corporate Strategy), A. Westerlaken (Member of the Group Management Committee, General Secretary, Chief Legal Officer and Secretary to the Board of Management), N.J. Bruijel (Member of the Group Management Committee responsible for Corporate Human Resources Management), F.A. Maljers (Chairman of the Supervisory Board), A. Leysen (Member of the Supervisory Board), W. Hilger (Member of the Supervisory Board), L.C. van Wachem (Member of the Supervisory Board), C.J. Oort (Member of the Supervisory Board), L. Schweitzer (Member of the Supervisory Board), Sir Richard Greenbury (Member of the Supervisory Board) and W. de Kleuver (Member of the Supervisory Board).

      Royal Philips has retained Credit Suisse First Boston Corporation ("CSFB") to act as its financial advisor in connection with the Offer, for which CSFB will receive customary




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fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Royal Philips has agreed to indemnify CSFB against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. CSFB is an investment banking firm that provides a full range of financial services for institutional and individual clients. CSFB does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that such
Schedule 14A requires the disclosure of certain information concerning CSFB or such persons. In connection with CSFB's role as financial advisor to Royal Philips, CSFB and the following investment banking employees of CSFB may communicate in person by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of VLSI: George Boutros (Managing Director) and Jason Dilullo (Vice President). CSFB engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business, CSFB may trade securities of VLSI for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities. CSFB informed Royal Philips that as of March 9, 1999, CSFB held a net long position of 1,440 VLSI Shares.

      As of the date of this communication, Royal Philips, together with its subsidiaries, beneficially owns an aggregate of 1,235,000 VLSI Shares, or approximately 2.7% of the VLSI Shares. Other than as set forth herein, none of the foregoing participants beneficially owns VLSI Shares.

      Except as disclosed above, to the knowledge of Royal Philips, none of Royal Philips, Purchaser, the directors or executive officers of Royal Philips or Purchaser, or the employees or other representatives of Royal Philips named above has any interest, direct or indirect, by security holdings or otherwise, in VLSI.